FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Material Event Report dated May 30, 2012

Item 1

For Immediate Release

Inquiries – Please contact:
Mr. Rodrigo Peña Socías
General Counsel
Phone :(56 2) 351 1187
Fax     : (56 2) 351 1717

Santiago, Chile –May 30, 2012

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Mr. Carlo Ljubetic Rich, Chief Executive Officer of AFP Provida (Alternate), has reported a material event to the Superintendent of Pension, to the Superintendent of Securities and Insurance and to all the Chilean Stock Exchanges. This communication informed the following:

In accordance with articles 9 and 10 of Law 18,045, please be advised of the material event informing the following:

“At the Board of Directors’ Meeting held on May 23, 2012, Mr. Joaquín Cortez Huerta was elected as Chairman of the Board of Directors and Mr. Jesús Del Pino Durán was elected as Vice-Chairman.

In the same meeting, Mr. Jorge Granic Latorre, who had been appointed as Alternate Director of the Director Mrs. María Cristina Bitar Maluk at the Ordinary Shareholders meeting held on April 27, 2012, submitted his resignation from that position, consequently, that position is vacant.

Therefore, the Board of Directors is as follows:

Directors: Mr. Joaquín Cortez Huerta, Mr. Jesús Del Pino Durán, Mr. Luis Fernando Ferreres Crespo, Mr. José Martos Vallecillos, Mr. Francesc Jorda Carré, Mrs. María Cristina Bitar Maluk and Mr. Jorge Marshall Rivera .

Alternate Directors: Mr. Osvaldo Puccio Huidobro was appointed as Alternate Director of Mr. Jorge Marshall Rivera, and the position of Alternate Director of Mrs. María Cristina Bitar Maluk is vacant”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	May 30, 2012	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	May 30, 2012	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.